UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _____________ to _____________

Commission file number: 001-38047

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Governance Committee and Plan Participants
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
Plano, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.

The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
We have served as the Plan’s auditor since 2017.

Minneapolis, Minnesota
August 13, 2020

Rent-A-Center, Inc. 401(k) Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2019 and 2018

	2019	2018
ASSETS
Investments, at fair value:
Mutual funds	$169,218,173	$155,462,121
Common stock	15,525,961	11,784,102
Stable value fund	8,357,227	11,126,064
Total investments, at fair value	193,101,361	178,372,287

Cash	—	89,366

Receivables:
Participant contributions	268,464	226,751
Employer contributions	115,871	97,384
Notes receivable from participants	10,485,360	12,740,781
Due from broker	15,024	40,942
Accrued income	—	17,127
Total receivables	10,884,719	13,122,985
Total assets	203,986,080	191,584,638

LIABILITIES
Due to broker	—	27,000
Corrective distributions	92	144,277
Operating payables	—	149,569
Total liabilities	92	320,846

NET ASSETS AVAILABLE FOR BENEFITS	$203,985,988	$191,263,792
The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2019

Additions to net assets available for benefits attributable to:
Dividends	$16,857,229
Net appreciation in fair value of investments	24,818,955
41,676,184

Interest income on notes receivable from participants	551,205

Contributions
Participants	13,051,971
Employer	5,609,042
Rollovers	259,220
Total contributions	18,920,233
Total additions	61,147,622

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	46,123,155
Administrative expenses	638,550
Total deductions	46,761,705
Net increase in net assets available for benefits prior to transfer to other plans	14,385,917

Transfers to other plans	1,663,721
Net increase in net assets available for benefits	12,722,196

Net assets available for benefits
Beginning of year	191,263,792
End of year	$203,985,988
The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was originally effective October 1, 1997, has been amended throughout the years, and most recently restated and amended effective October 1, 2019. The Plan is a defined contribution plan covering all U.S. employees of Rent-A-Center, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company serves as the Plan Sponsor and is responsible for all administrative duties described in the Plan document. Additionally, the Plan is governed by the Plan Administrative Committee, which monitors and determines the Plan's structure, participant demographics, investment offerings and performance, and other administrative issues. Prior to October 1, 2019, INTRUST Bank, N.A. (INTRUST) was the Trustee of the Plan, and NestEgg Consulting Inc. (NestEgg), an affiliate of Intrust, was the Recordkeeper of the Plan. Beginning October 1, 2019, Reliance Trust Company (Reliance) became the Trustee of the Plan, and JPMorgan Invest Holdings LLC (J.P. Morgan) became the Recordkeeper of the Plan.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $19,000 of their annual compensation (plus a $6,000 catch-up deferral for employees over 50 years of age) for 2019. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company made matching contributions equal to $0.50 for each $1.00 on the first 6% of eligible employee compensation in 2019. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the Plan year ended December 31, 2019.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings after two or more years of vesting service as defined by the Plan. Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant’s unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $82,000 and $121,000 as of December 31, 2019 and 2018, respectively. Forfeitures of

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
approximately $296,000 were used to pay plan administrative expenses during the year ended December 31, 2019.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant’s beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant’s vested interest in the participant’s account, or to the extent a participant’s or beneficiary’s account is invested in at least five whole shares of Company common stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document. As of December 31, 2018, withdrawals of $71,094 had been requested by participants of the Plan but had not yet been paid. There were no unpaid withdrawals as of December 31, 2019.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant’s vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The notes are secured by the balance in the participant's account and bear interest at the prime rate fixed at the time of the loan. Principal and interest is paid ratably through payroll deductions. Interest rates on such loans range from 3.25% to 5.5% at December 31, 2019. Participant loans have various maturity dates ranging from 2020 to 2034.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to plan administration are paid by the Plan primarily using forfeitures.

Plan Transfers

Upon the sale of Company-owned stores to a franchisee or other external buyer, including transfer of employment for related Plan participants, the Plan may transfer Plan assets to a successor plan of the buyer, in accordance with the terms of the sale. In 2019, the Plan transferred assets of approximately $1.7 million to Summit Capital Partners- Retail Services MD LP 401(K) Profit Sharing Plan & Trust in connection with the sale of Company-owned stores to a franchisee.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. See Note C for further discussion of the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

•Level 2 - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan did not change its valuation techniques associated with fair value measurements from the prior period, and there were no transfers between levels during the years ended December 31, 2019 and 2018.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan’s mutual funds and Rent-A-Center, Inc. common stock, which is valued at the closing price reported by the exchange on which it is traded.

The stable value fund is a collective trust, and is valued at the Net Asset Value (NAV) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The NAV is provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the stable value fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Mutual funds	$169,218,173	$—	$—	$169,218,173
Common stock	15,525,961	—	—	15,525,961
Collective trust investment - Stable value fund	—	8,357,227	—	8,357,227
Subtotal	$184,744,134	$8,357,227	$—	$193,101,361
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Mutual funds	$155,462,121	$—	$—	$155,462,121
Common stock	11,784,102	—	—	11,784,102
Collective trust investment - Stable value fund	—	11,126,064	—	11,126,064
Subtotal	$167,246,223	$11,126,064	$—	$178,372,287

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter effective March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2019. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include JP Morgan investment funds and shares of the Company’s common stock. JP Morgan is an affiliate of the Recordkeeper, J.P. Morgan. These transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are also considered party-in-interest transactions.

During the year ended December 31, 2019, the Plan incurred approximately $289,000 and $306,000 of fees associated with services provided by INTRUST and NestEgg, respectively, both of which qualify as party-in-interest transactions. Additionally, the Plan incurred approximately $44,000 of fees associated with services provided by J.P. Morgan, which also qualifies as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2019	2018

Net assets available for benefits per the financial statements	$203,985,988	$191,263,792
Amounts allocated to withdrawing participants	—	(71,094)
Loans deemed as distributed	(73,641)	(110,266)
Corrective distributions	92	144,277
Net assets available for benefits per the Form 5500	$203,912,439	$191,226,709
The following is a reconciliation of the net increase in the net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2019:

Net increase in net assets per the financial statements	$14,385,917
Net adjustments from amounts allocated to withdrawing participants	71,094
Net adjustment from loans deemed as distributed	36,625
Net adjustment from corrective distributions	(144,185)
Net income per the Form 5500	14,349,451
Cash transfers from plan	(1,663,721)

NOTE H - SUBSEQUENT EVENTS

COVID-19 Pandemic. Beginning in the latter half of March 2020, the worldwide spread of the respiratory disease caused by a novel coronavirus (“COVID-19”) caused significant disruptions to the U.S. and world economies. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a worldwide pandemic. On March 13, 2020, President Trump declared a national state of emergency for the United States. In response to the issuance of U.S. federal guidelines to contain the spread of the COVID-19 virus, U.S. state and local jurisdictions have implemented various containment or mitigation measures, including shelter-in-place

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
orders and the temporary closure of non-essential businesses, which have negatively impacted the economy and have caused significant volatility in capital markets in 2020. As such, the Plan experienced similar volatility in the market value of securities held subsequent to year end.

In response to COVID-19, the Plan adopted certain provisions in accordance with recent Federal regulations of the Coronavirus Aid Relief and Economic Security Act (“CARES Act”) for qualifying participants, including COVID-19 withdrawal options and increased loan limits of up to $100,000, in addition to deferment of loan payments for up to 12 months, for those participants who meet certain qualifications.

The Plan has evaluated subsequent events through August 13, 2020, the date the financial statements were issued. No adjustments were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL SCHEDULE

Rent-A-Center, Inc. 401(k) Retirement Savings Plan
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

EIN: 45-0491516
Plan No: 001

	(b)	(c)	(e)
(a)	Identity of issuer or borrower	Description of investment	Current Value
	Fidelity	Small Cap Index Fund	$698,378
*	JP Morgan Funds	Small Cap Equity Fund	1,453,825
	Fidelity	Mid Cap Index Fund	1,497,151
	PRIMECAP Odyssey Funds	Aggressive Growth Fund	2,488,434
	Vanguard Funds	Mid Cap Index Fund	1,055,169
	Fidelity	500 Index Fund	4,699,076
	John Hancock Funds	Disciplined Value Fund	549,611
	T. Rowe Price Funds	Growth Stock Fund	3,740,476
	Oppenheimer Funds	Developing Markets Fund	527,738
	Fidelity	International Index Fund	707,069
	Fidelity	Total International Index Fund	242,358
*	JPMorgan Funds	Retirement Income Fund	3,388,494
*	JPMorgan Funds	Lifetime 2060 Fund	1,316,317
*	JPMorgan Funds	Lifetime 2055 Fund	5,403,332
*	JPMorgan Funds	Lifetime 2050 Fund	10,684,262
*	JPMorgan Funds	Lifetime 2045 Fund	20,532,035
*	JPMorgan Funds	Lifetime 2040 Fund	23,323,342
*	JPMorgan Funds	Lifetime 2035 Fund	28,030,961
*	JPMorgan Funds	Lifetime 2030 Fund	25,055,586
*	JPMorgan Funds	Lifetime 2025 Fund	22,100,325
*	JPMorgan Funds	Lifetime 2020 Fund	8,622,909
	Fidelity	U.S. Bond Index Fund	1,697,649
*	JPMorgan US Government Funds	Money Market Fund	300,334
	American Century	Inflation Adjusted Fund	250,882
*	JPMorgan Funds	Core Plus Fund	852,419
*	Rent-A-Center, Inc.	Common Stock	15,525,961
	Wells Fargo Funds	Stable Value Fund	8,357,268
	Total investments		193,101,361

*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 5.5% maximum and maturing from 2020 to 2034	10,411,719

	Total, at fair value		$203,513,080
* Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT
SAVINGS PLAN

		By:	RENT-A-CENTER, INC.
Plan Administrator

Date:	August 13, 2020	By:	/s/ Bryan Pechersky
Bryan Pechersky
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit      Exhibit
Number     Description

23.1*    Consent of CliftonLarsonAllen LLP
______________________________________________________________________________________________________
* Filed herewith.